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       (MBT LOGO)                                      102 E. FRONT STREET
(MONROE BANK & TRUST(R))                               MONROE, MICHIGAN 48161
                                                       TELEPHONE: (734) 241-3431

December 5, 2008

Hugh West
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  MBT Financial Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Forms 10-Q for Fiscal Quarter Ended March 31, 2008
     June 30, 2008 and September 30, 2008
     SEC File No. 0-30973

Dear Mr. West:

We are in receipt of the letter from the Staff of the Securities Exchange Commission, dated November 24, 2008, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2007 and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. We have included the Staff's comments before each of our responses.

In some of our responses, we have agreed to change the disclosures in our future filings. We are doing that in order to improve our disclosures, and not because we believe our filings are materially deficient or inaccurate.

Form 10-K
Management's Discussion and Analysis, page 20

     1. WE NOTE THAT YOU RECORDED A LARGE PROVISION FOR LOAN LOSSES DURING THE FOURTH QUARTER DUE TO AN INCREASE IN NON-PERFORMING ASSETS AND TO INCREASE THE GENERAL ALLOCATION PORTION OF THE ALLOWANCE FOR LOAN LOSSES DUE TO CONCERNS ABOUT REGIONAL ECONOMIC CONDITIONS AND LOCAL REAL ESTATE VALUES. WE ALSO NOTE THE INCREASE IN NON-PERFORMING ASSETS DURING THE THIRD QUARTER. GIVEN THE LARGE INCREASE IN NON-PERFORMING ASSETS DURING THE THIRD QUARTER, TELL US HOW YOU DETERMINED ADDITIONAL PROVISION FOR LOAN LOSSES WAS NOT REQUIRED DURING THAT QUARTER.

Management's Response:

The increase in non-performing assets in the third quarter was mainly due to the addition of two residential development accounts to the non-accrual category. These loans,

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totaling $7 million, were sufficiently secured by real estate collateral, and did not require an addition to the allowance for loan losses. The increase in non-performing assets in the fourth quarter was primarily due to the addition of an $8 million loan to an automotive supplier. A significant customer of this company filed for bankruptcy, which had a negative impact on the value of the accounts receivable, inventory, and equipment that collateralized the loan. This decreased collateral value necessitated an increase of about $5 million in the allowance for loan losses.

Form 10-Q for Fiscal Quarter Ended September 30, 2008
Note 1 - Basis of Presentation and Accounting Policies
Fair Value, page 7

     2. PLEASE REVISE YOUR DISCLOSURES IN FUTURE FILINGS TO CLARIFY THAT YOUR TRUST PREFERRED SECURITIES ARE CLASSIFIED IN LEVEL 3, RATHER THAN LEVEL 2 OF THE FAIR VALUE HIERARCHY.

Management's Response:

We will revise the disclosure in Note 1 that describes the fair value hierarchy to clearly identify that trust preferred securities are now classified as Level 3, rather than Level 2.

Note 5 - Allowance for Loan Losses, page 12

     3. WE NOTE YOUR LOAN CHARGE-OFFS EXCEEDED YOUR PROVISION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 BY APPROXIMATELY $2.5 MILLION. PLEASE TELL US WHY YOU BELIEVE THE PROVISION AND OVERALL ALLOWANCE IS APPROPRIATE, GIVEN THE LEVEL OF CHARGE-OFFS AND THE CONTINUED INCREASE IN NON-PERFORMING LOANS. FOR EXAMPLE, TELL US IF THE CHARGED-OFF LOANS WERE PROVIDED FOR IN PRIOR PERIODS.

Management's Response:

During the nine month period ended September 30, 2008, we charged-off $3 million of the loan to the automotive supplier mentioned in response number 1 above. We provided $5 million for that credit in the fourth quarter of 2007.

Note 6 - Investment Securities, page 12

     4. PLEASE TELL US, AND IN FUTURE FILINGS DISCLOSE THE NATURE OF YOUR "OTHER" AVAILABLE-FOR-SALE INVESTMENT SECURITIES. ADDITIONALLY, AS THE UNREALIZED LOSSES ON "OTHER SECURITIES" MAKE UP THE LARGEST PORTION OF UNREALIZED LOSSES ON ALL OF YOUR AVAILABLE-FOR-SALE INVESTMENT SECURITIES, REVISE YOUR DISCUSSION REGARDING OTHER-THAN-TEMPORARY IMPAIRMENTS TO DISCUSS IN DETAIL, THE INFORMATION YOU CONSIDERED IN REACHING THE CONCLUSION THAT THE IMPAIRMENTS WITHIN THE "OTHER SECURITIES" CATEGORY ARE NOT OTHER THAN TEMPORARY. REFER TO PARAGRAPH 17B OF FSP 115-1/124-1. PROVIDE US WITH YOUR PROPOSED FUTURE DISCLOSURE.

Management's Response:

The "other" securities primarily consist of corporate bonds and pooled trust preferred CDOs. The following table is a revision of the September 30, 2008 disclosure. We will use this format for our disclosure in the future, beginning with the 2008 Form 10-K:

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
                                             September 30, 2008          December 31, 2007
                                          ------------------------   ------------------------
                                          Amortized     Estimated    Amortized     Estimated
                                             Cost     Market Value      Cost     Market Value
                                          ---------   ------------   ---------   ------------
Available for Sale
Obligations of U.S. Government Agencies    $271,204     $270,984      $330,505     $330,178
Obligations of States and Political
   Subdivisions                              39,406       38,524        27,046       27,134
Trust Preferred Securities                   25,148       20,881        20,044       19,865
Corporate Debt Securities                    15,138       12,578         1,024        1,026
Other Securities                              2,386        2,420         2,013        2,035
                                           --------     --------      --------     --------
                                           $353,282     $345,387      $380,632     $380,238
                                           ========     ========      ========     ========

We will expand the other-than-temporary impairment discussion beginning with the 2008 Form 10-K. That disclosure will follow the format of the revised September 30, 2008 Form 10-Q discussion:

          The Trust Preferred Securities are issued by companies in the financial services industry, including banks, thrifts, and insurance companies. Each of the four securities owned by the Company is in an unrealized loss position. The main reasons for the impairment are the overall decline in market values for financial industry securities and the lack of an active market for these types of securities in particular. In determining that the impairment is not other-than-temporary, the Company analyzed each security's expected cash flows. The assumptions used in the cash flow analysis were developed following a review of the financial condition of the banks in the pools. The analysis concluded that disruption of our cash flows due to defaults by issuers was not likely to occur.

          The Corporate Debt Securities consist of senior unsecured debt issued by regional banks and bank holding companies. The market values for these securities have declined over the last several months due to larger credit spreads on financial sector debt. The Company owns six bonds with maturities ranging from January, 2009 to February, 2019. The Company monitors the financial condition of each issuer by reviewing financial statements and industry analyst reports, and believes that the each of the issuers will be able to fulfill the obligations of these securities. The Company has the ability to hold these securities until they recover, which could be at their maturity dates.

Note 7 - Fair Value Measurements, page 13

     5. WE NOTE THAT DURING THE THIRD QUARTER, THE COMPANY CHANGED ITS METHODOLOGY FOR CALCULATING THE FAIR VALUES OF AVAILABLE-FOR-SALE INVESTMENT SECURITIES ISSUED BY LOCAL MUNICIPALITIES FROM USING THE PRESENT VALUE OF EXPECTED FUTURE CASH FLOWS TO A YIELD CURVE PRICING MATRIX. FURTHER, WE NOTE THE COMPANY HOLDS, WHAT APPEARS TO BE THE SAME TYPE OF HELD-TO-MATURITY INVESTMENT SECURITIES, BUT CONTINUES TO ESTIMATE THE FAIR VALUES OF THOSE SECURITIES (ON A NON-RECURRING BASIS-I.E. FOR PURPOSES OF MEASURING IMPAIRMENT) USING THE PRESENT VALUE OF EXPECTED FUTURE CASH FLOWS. PLEASE TELL US WHY YOU FEEL IT IS APPROPRIATE TO CALCULATE THE FAIR VALUE OF THE SAME TYPE OF SECURITIES USING DIFFERENT METHODOLOGIES. REFER TO PARAGRAPH 20 OF SFAS 157.

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Management's Response:

The available-for-sale investment securities classified in Level 2 are bonds with single maturity dates, which make it possible to price them using a yield curve matrix. The held-to-maturity investment securities classified as Level 3 consist of loans to local municipalities and school districts. These loans include lines of credit and amortizing notes, which are more appropriately valued using the discounted cash flow method.

The Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (734) 242-1879 if you have any questions or if you would like further information about this response.

Sincerely,


/s/ John L. Skibski
-------------------------------------
John L. Skibski
Executive Vice President &
Chief Financial Officer